

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2023

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdoa City
Shandong Province 266400
People's Republic of China

> **Re: SOS Limited**
> **Form 20-F for the fiscal period ending December 31, 2020**
> **Filed May 5, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed October 12, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed January 7, 2022**
> **File No. 001-38051**
> **Form 20-F for the fiscal period ending December 31, 2021**
> **Filed May 2, 2022**

Dear Yandai Wang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance